November 5, 2014

Mr. Martin James, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, DC 20549

Re: VOXX International Corporation
Form 10-K for fiscal year ended February 28, 2014
Filed May 15, 2014
File No. 1-09532

Dear Mr. James:
We are pleased to respond to the comments included in your letter received on October 7, 2014 regarding our most recently filed Form 10-K for the Fiscal Year ended February 28, 2014, as indicated above. For your convenience, each of your comments is repeated below followed by our response.
Form 10-K for the Fiscal Year Ended February 28, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 24

SEC Comment:

1.
Please revise your disclosure in future filings to ensure that investors are provided with information that allows for an assessment of the probability of a future material impairment charge. Refer to S-K 303(a)(3)(ii) and Section V of Release 33-8350. In that regard, please consider disclosing the following for each reporting unit that is at risk of failing step one of the impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:
We respectfully acknowledge the Staff’s comment and, in response, we will provide enhanced disclosures for reporting units at risk of failing step one of the impairment test in future filings. The reporting units at risk of failing step one of the impairment test are the Klipsch and Hirschmann reporting units.

Our proposed wording is as follows:

“Approximately 39.5% ($46.5 million) and 54.3% ($64.0 million) of our goodwill is allocated to our Klipsch and Hirschmann reporting units, respectively. The fair values of the Klipsch and Hirschmann reporting units are greater than their carrying values by approximately 50.2% ($9.3 million) and 100% ($9.8 million), respectively, as of February 28, 2014. The Company uses a discounted cash flow model to value the reporting unit as part of its impairment test. This impairment test involves the use of accounting estimates and assumptions, changes in which could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions. The critical assumptions in the discounted cash flow model are revenues, operating margins, working capital and a discount rate (developed using a weighted average cost of capital analysis). Management exercises judgment in developing these assumptions. Certain of these assumptions are based upon industry projections, facts specific to the reporting unit, market participant assumptions and data, and consideration of our long-term view for the reporting unit and the markets we operate in. If the Klipsch reporting unit were to experience sales declines, sustained pricing pressures, unfavorable operating margins, lack of new product acceptance by consumers, changes in consumer trends and preferred shopping channels, less than anticipated results for the holiday season, an increase to the discount rate, and/or a decrease in our projected long-term growth rates used in the discounted cash flow model, there would be an increased risk of goodwill impairment for the Klipsch reporting unit. If the Hirschmann reporting unit experienced an increase to the discount rate and/or a significant change in contract based projections used in the discounted cash flow model, there would be an increased risk of goodwill impairment for the Hirschmann reporting unit.”

SEC Comment:

2.
Also, please tell us if any of your indefinite-lived trademarks of $114.9 million as of February 28, 2014 were at risk of impairment. To the extent that a reasonably likely change in assumptions, judgments, and/or estimates would have resulted in an impairment charge, please similarly revise your critical accounting policies for these assets in future filings.

Response:
We respectfully acknowledge the Staff’s comment and, in response, we will provide enhanced disclosures, in future filings, for our indefinite-lived trademarks that are at risk of impairment. Approximately 62.8% ($72.2 million) of our $114.9 million of indefinite-lived trademarks as of February 28, 2014 were at risk of impairment.

Our proposed wording is as follows:

"Approximately 62.8% percent of our indefinite-lived trademarks ($72.2 million) are at risk of impairment. As a result of the impairment charges recorded in the fiscal year 2014, the carrying values of certain indefinite-lived trademarks were adjusted to their respective fair values as of February 28, 2014. The Company uses an income approach, based on the relief from royalty method, to value the indefinite-lived trademarks as part of its impairment test. This impairment test involves the use of accounting estimates and assumptions, changes in which could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions. The critical assumptions in the discounted cash flow model include revenues, long-term growth rates, royalty rates, and discount rates. Management exercises judgment in developing these assumptions. Certain of these assumptions are based upon industry projections, facts specific to the trademarks and consideration of our long-term view for the trademark and the markets we operate in. If we were to experience sales declines, a significant change in operating margins which may impact estimated royalty rates, an increase in our discount rates, and/or a decrease in our projected long-term growth rates, there would be an increased risk of impairment of these indefinite-lived trademarks."

Item 8. Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

k. Goodwill and Intangible Assets, page 54

SEC Comment:

3.
We note your response to prior comment 5 related to your impairment methodology and assumptions. Please provide us with a more thorough description of the assumptions used in your DCF valuation for the Klipsch and Hirschmann reporting units. Include the carrying values of the reporting units, the source of assumptions specific to each unit, and whether the assumptions and methodology used for valuing goodwill in the current period have changed from the testing performed in 2013. Identify the impact of any changes and describe the reasons for such changes. For example, specifically tell us the long-term growth rates and risk-adjusted discount rates used for each of these reporting units and how you derived those rates for your testing in 2014 and 2013. Explain the reasons for any changes between the dates. Tell us about the projected cash flows used in your valuations and how these cash flows compare to other internal forecasts and budgets of the company, historical cash flows for the reporting units, and actual cash flows since that time.

Response:
The carrying value of the Klipsch reporting unit, as of February 28, 2014, subsequent to the impairment charges, was a deficit of approximately $18.5 million. The carrying value of the Hirschmann reporting unit, subsequent to the trademark impairment charge, was approximately $9.9 million.

The Company used the same methodology to value goodwill as of February 28, 2014 and 2013. Changes in assumptions used within the discounted cash flow model, from February 28, 2013 to February 28, 2014, are outlined in the Klipsch and Hirschmann responses below.

The projected cash flows used in the valuations were determined based upon projected EBITDA, which was then adjusted for any estimated cash tax effects, working capital changes and capital expenditures. The projected EBITDA, for the first year in the analysis, was determined based upon budgeted amounts for these reporting units for the upcoming fiscal year. The budgeted amounts are the same as those used by the Company in all of its internal forecasts and budgets. The discrete period cash flows for the remaining years were determined considering the expected growth in revenue and changes in operating performance which were developed considering various factors such as planned product development and marketing strategies, project-based contracts with customers, industry and economic outlooks for various product categories and/or markets, evaluations of customer trends, planned changes to our current operating infrastructure as well as current performance levels.

KLIPSCH

Klipsch

Description	2014 Value		Source	2013 Value		Source

Cost of Debt	5.0%		Moody's Baa bond yield for corporate bonds	4.8%		Moody's Baa bond yield for corporate bonds
Tax rate	37.5%		Effective tax rate	38.1%		Effective tax rate
Risk free rate	3.3%		20 Year U.S. Treasury Bond	2.7%		20 Year U.S. Treasury Bond
Equity risk	6.2%		2014 Duff & Phelps Guide to Cost of Capital supply side equity risk premium	6.1%		2013 Ibbotson Associates Stocks, Bonds, Bills and Inflation Yearbook long-side supply-side expected equity risk premium
Beta	1.25		See below	1.00		See below
Size risk	4.4%		2014 Duff & Phelps Guide (10a decile)	4.2%		2013 Ibbotson Associates Stocks, Bonds, Bills and Inflation Yearbook 10a decile
Specific company risk	1.0%		Third party specialist	2.0%		Third party specialist
D/E Weighting	22.5%/77.5%		Guideline Companies	25%/75%		Guideline Companies
Working Capital %	16.5%		Guideline Companies	21.0%		Guideline Companies

Guideline Companies	Levered Beta	TTM Debt	Source	Levered Beta	TTM Debt	Source
Voxx	2.10	30.80%	Capital IQ	1.80	46.01%	Bloomberg
Harman	1.63	3.90%		1.82	9.45%
Panasonic	1.17	22.50%		0.93	48.14%
Sony	1.41	35.80%		1.35	50.39%
Koss	0.38	0.00%		0.49	3.12%

Relevered Beta Selected	1.25			1.00

The discount rate used at February 28, 2014 increased to 13.5% from 12.0% used in 2013. The impact of this change was to lower the fair value of the reporting unit by approximately $27.1 million. The assumptions within the discount rate that had the most impact were the beta, debt to equity weighting, and the specific company risk. The beta and debt to equity weighting moved as a direct result of the changes in market participant (guideline company) data. The market participants used in the valuation were consistent in both years. The specific company risk was lowered as a result of the lower projections used in the fiscal 2014 testing as discussed below.

Management considered various factors, including the recent significant decline in sales, long-term industry forecasts, and planned product line reorganization and expansion when estimating cash flows for its valuation. As a result, we adjusted the growth rates downward, from 4.5% in 2013 to 1.5% in 2014 in the discrete period, and from 2.5% in 2013 to 1.5% in 2014 in the terminal period. The impact of these changes was to lower the fair value of the reporting unit by approximately $39.0 million. The cash flows budgeted for fiscal 2015 were 13% higher than the historical cash flows for fiscal 2014, and 11% and 16% below the historical cash flows for fiscals 2013 and 2012, respectively. The first six months of cash flows for fiscal 2015, on an annualized basis (exclusive of seasonal fluctuations), are approximately 7% below the cash flows budgeted for fiscal 2015.

HIRSCHMANN

Hirschmann

Description	2014 Value		Source	2013 Value		Source

Cost of Debt	5.0%		Moody's Baa bond yield for corporate bonds	5.0%		Moody's Baa bond yield for corporate bonds
Tax rate	28.3%		Effective tax rate	28.6%		Effective tax rate
Risk free rate	2.4%		30-year German Bond Yield reported by Bloomberg	2.2%		20-year German government bond rate as provided by Bloomberg Professional Database
Equity risk	5.1%		Damordoran.com Equity Country Risk as of January 2014 for Germany	4.5%		Ibbotson International Equity Risk Premia report - Germany
Beta	1.43		See below	1.20		See below
Size risk	4.4%		2014 Duff & Phelps Guide (10a decile)	3.0%		Ibbotson size premium for microcap from 1970-2012
Specific company risk	0.6%		Third party specialist	2.0%		Third party specialist
D/E Weighting	20%/80%		Guideline Companies	25%/75%		Guideline Companies
Working Capital %	7.0%		Guideline Companies	6.0%		Guideline Companies

Guideline Companies	Levered Beta	TTM Debt	Source	Levered Beta	TTM Debt	Source
Voxx	2.10	30.80%	Capital IQ	1.84	46.01%	Bloomberg
Delphi	0.81	11.00%		1.04	15.74%
Continental AG	1.59	18.70%		1.75	41.22%
Tognum AG	N/A	N/A		1.01	8.27%
Man SE	1.29	20.80%		1.36	34.91%

Relevered Beta Selected	1.43			1.20

The discount rate used at February 28, 2014 increased to 12.5% from 10.4% used in 2013. The impact of this change was to lower the fair value of the reporting unit by approximately $30.8 million. The assumptions within the discount rate that had the most impact were the beta, debt to equity weighting, size risk premium, and the specific company risk. The beta and debt to equity weighting moved as a direct result of the changes in market participant data. With the exception of Tognum AG, the market participants used in the valuation were consistent in both years. Tognum AG was not considered an appropriate market participant for 2014 as a result of a corporate reorganization and lack of publicly traded data. The change in the size risk premium was a result of a change in the source of data, as the source used in 2013 was no longer available. The specific company risk was lowered as a result of the Company’s ongoing experience with this reporting unit.

Management considered various factors, including project-based contracts with customers and economic outlooks for various markets, when estimating cash flows for this valuation. Project-based projections resulted in increased projected revenue for the first three years of the discrete period. The revenue growth rate of 5% applied in the remaining years of the discrete period, as well as 2.5% for the terminal period, did not change in the testing from year to year. The overall growth in projected revenue was offset by increases in projected operating costs. The cash flows budgeted for fiscal 2015 were approximately 4% and 41% below the historical cash flows for fiscals 2014 and 2013, respectively. The first six months of cash flows for fiscal 2015, on an annualized basis, are within 1% of the cash flows budgeted for fiscal 2015.

SEC Comment:

4.
As we note that the company’s market capitalization was and is significantly below the net book value of the company, and further to your response to prior comment 5, please discuss in more detail how the company’s market capitalization corroborated the reasonableness of the fair value of the company and the reporting units. Include quantitative information with your response.

Response:
The Company’s market capitalization at February 28, 2014, and historically, has been below book value. Our capital structure includes a dual class of common shares, which allows voting power to be disproportionate to capital commitment. Our majority shareholder has historically maintained and continues to maintain voting power over our minority shareholders. This structure gives minority shareholders less ability to influence decisions that may affect the value of the Company and their ownership interests. As a result, we believe the market price of our Company’s stock is not driven by pure market forces as it would be with more widely held public companies. Our stock price has historically exhibited share price volatility, which over the last three years approximates 52%. As a controlled company, we believe investors place a higher minority discount on the Company’s stock price. Therefore, a market participant would recognize that a significant premium exists in addition to the stock price relative to the fair value of the Company. This capital structure, in addition to the ability of a market participant to take advantage of synergies and other benefits that flow from control over another entity, are the reasons we have a significant control premium to be considered when comparing fair value to our market capitalization.
The Company’s market capitalization was reviewed and considered as a data point to test the reasonableness of the discounted cash flow calculations that were used to estimate fair value for its goodwill reporting units. The Company has numerous reporting units that do not have goodwill (“non-goodwill reporting units”) which include a corporate unit. An estimate of the fair value of these non-goodwill reporting units is reflected in the quantitative information below on an aggregate basis, using an EBITDA multiple applied to cash flow projections. In connection with this response, consideration was given to synergistic savings expected to be generated by a market participant from corporate overhead costs, and the value of certain investment assets held by the corporate unit. The corporate unit manages the majority of the financing and investing operations for the Company. The investment assets held by the corporate unit include real estate assets, equity and debt investments, intercompany receivables, etc. These assets have not been assigned to the goodwill reporting units because they were not employed in the operations of those units, and/or were not considered in determining their respective fair values. Further, these assets are not considered necessary for the goodwill reporting unit to operate as a business. The value of the EBITDA multiple for the non-goodwill reporting unit (including the synergistic savings from corporate overhead costs), and the investment assets is added to the fair values of Invision, Klipsch and Hirschmann as part of the reconciliation process provided below. The combined value is then compared to the market capitalization of the Company at February 28, 2014, for reasonableness, after consideration of a control premium.
The aggregate amount of the combined values noted above and the additional value from the investing and financing assets totals $445 million. When compared to the market capitalization, the implied control premium approximates 40%. Below is a tabular presentation of the quantitative information:

Fair Value of Goodwill Reporting Units
Invision	$47,050
Klipsch	(9,220)
Hirschmann	19,776
Non-goodwill reporting units (7x multiple) & Corporate investment assets	387,489
Total equity fair value	$445,095
Less: Market capitalization	317,641
Excess of equity fair value above market capitalization	$127,454
Implied Control Premium:	40.1%

Based on a review of market transactions, we believe that the implied control premium is within the range of premiums paid for the acquisition of companies within the industries we operate in. Specifically, three categories from the

Mergerstat publication (2014) including the Automotive Products and Accessories, Electrical Equipment and Electronics categories had average premiums of 38.5%, 23.6% and 133.7%, respectively.
As indicated in the table above, the value of the non-goodwill reporting units was estimated using an EBITDA multiple of 7, which was the median of the EBITDA multiples for their respective market participants, including the Company.
SEC Comment:

5.
We note that sales and net income for the company were down in the first quarter ended May 31, 2014 compared to the prior year, including a 12.3% decline in the premium audio sales segment. Also, the price of your common stock has declined from approximately $13.00 at year end to approximately $9.00 as of May 31, 2014. As a result your market capitalization has also declined. Tell us about your consideration of whether or not there were any events or changes in circumstances that caused you to conduct an impairment test since your February 28, 2014 test. Refer to FASB ASC 350-20-35-30, 350-20-35-3C(a) through (g), 350-20-35-8A, and 350-20-35-3F through 35-3G.

Response:
Although the fiscal 2015 first quarter results for the premium audio segment are below prior year results, the decline for this period was anticipated and included in our budget for fiscal 2015, which was used in our impairment analysis as of February 28, 2014. For the second quarter of fiscal 2015, revenues for the premium audio segment were 4.5% below prior year revenues. Although some of these declines in our premium audio segment were anticipated and therefore included in our valuation analysis as of February 28, 2014, we do not believe the declines for the first six months of fiscal 2015 will be sustained. We concluded that there were no circumstances or events occurring in the first six months of fiscal 2015 that would cause us to significantly change our long-term outlook.

As the carrying amount of the Klipsch reporting unit was negative as of February 28, 2014, on an interim basis we consider whether an event occurs or circumstances exist that indicate that it is more likely than not that a goodwill impairment exists in accordance with ASC 350-20-35-30. To make this determination, we evaluated the examples of such events and circumstances included in ASC 350-20-35-3C (a) through (g), and other relevant events and circumstances. Also, in accordance with ASC 350-20-35-3F and G, we evaluated, on the basis of the weight of evidence, the significance of identified events and circumstances along with how they could affect the relationship between the reporting unit's fair value and carrying amount, including positive mitigating events and circumstances.

Certain of the events referred to in ASC 350-20-35-3C did occur during the six months ended August 31, 2014. We evaluated the significance of these events on the comparison of the Klipsch fair value to its carrying value, as well as made an assessment of a potential goodwill impairment. Specifically, the decline in sales from the prior year second quarter were due to slower sales in Canada and Europe, as well as a curtailment in the sale of certain Klipsch speakers in anticipation of the launch of new product. Additionally, overall revenues for the premium audio segment, for the six months, were down from the prior year by 8.4% and budgeted amounts by 9.6%. Declines in margin were experienced due to the discounting of certain Klipsch products in anticipation of the launch of new product, as well as unfavorable product mix in Europe, partially offset by increases in sales of higher margin domestic products, such as cinema speakers. We also considered the positive mitigating events including our new products, expansion into alternative distribution channels, our global initiative to expand our custom integration line, the development of an eco-friendly line, implementation of new strategies to avoid future erosion of our margins, and improvements in factors which impact the applied discount rate. Further, we considered the results of our most recent annual fair value calculation for this reporting unit. Based on consideration of the factors described above, we concluded that there are no events or changes in circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying amount, or that would indicate that it is more likely than not that a goodwill impairment exists during the first and second quarters of 2015.

Due to the seasonal nature of the Klipsch reporting unit’s business, our financial results for this reporting unit are largely dependent on the success of the 2014 holiday season. Our visibility of ultimate full year sales is limited during the first six months of the year due to the timing of sales for the holiday season. As a result, we will provide additional disclosure as part of our critical accounting policies in our future filings (as previously discussed in our response to Comment #1).

Although our stock price declined from approximately $13.00 per share at February 28, 2014 to approximately $9 per share at May 31, 2014, this decline was not considered an indicator of an impairment given our historical volatility (as noted in our response to Comment #4). Additionally, we believe the decline in the stock was a result of the announcement of less than favorable annual earnings for fiscal 2014, which continued to impact our stock price.

These lower earnings were considered in the preparation of our 2015 budgets, and the performance of our impairment tests prepared as of February 28, 2014. It should be noted that our stock price subsequently increased to approximately $11.00 by mid-September. We believe the current volatility of our stock price does not represent an impairment indicator, however, if we experienced a sustained decline in our stock price we would evaluate this as a potential indicator of impairment along with other facts and circumstances that exist.

SEC Comment:

6.	In your impairment testing, please tell us how you considered FASB ASC 350-20-35-31.

Response:
In accordance with ASC 350-20-35-31, the test for other asset (or asset group) impairments of a reporting unit were tested prior to the goodwill impairment test. As we did have some other assets that were impaired, any impairment loss was recognized prior to goodwill being tested for impairment.

In connection with your review of the Company’s filings on form 10-K for the fiscal year ended February 28, 2014, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,
/s/ Charles M. Stoehr
Charles M. Stoehr
Senior Vice President and Chief Financial Officer